May 12, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Browning:

On April 12, 2016 Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement with respect to the Marathon Value Portfolio (the “Fund”). The proxy statement relates to a shareholder meeting to consider approval of a new investment advisory agreement with a new investment adviser. In a telephone conversation on April 21, 2016, you provided comments to the preliminary proxy statement. On May 2, 2016, the Registrant filed a response to those comments. In a telephone conversation on May 3, 2016, you provided additional comments based on our first response to comments. On May 6, 2016, the Registrant filed a response to those comments. In a telephone conversation on May 10, 2016, you provided additional comments based on our second response to comments. Please find below a summary of your comments to our second response to comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement.

Comment 1. Please include Tandy Representations in your response letter.

Response. The Registrant notes that the Tandy Representations are included below.

Comment 2. Consider modifying the disclosure that “no fee increase, change in portfolio manager, change in investment strategy, change in risks, or change in investment objective is proposed” because a change in risks would flow from a change in strategy; it would not be “proposed”.

Response. The Registrant has revised the disclosure as requested.

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Comment 3. In overview and background, in accordance with NexPoint Advisors, L.P. v. TICC Capital Corp. et al1, please state the dollar amount paid for the goodwill purchased from Mr. Heilweil.

Response. The Registrant has reviewed the case you mentioned, and it believes the disclosure already provided describes the Transaction with sufficient specificity to meet the requirements of the 1940 Act and Schedule 14A. In the Nextpoint case, the circumstances that led the court to determine that the proxy should have contained the dollar amount to be received in the transaction do not exist here. In Nextpoint, the principals of the adviser who were receiving money in the transaction were also interested trustees of the trust, and, as trustees, were voting on the approval of the new advisory agreement and recommending it to shareholders. Because the circumstances in Nextpoint created a conflict of interest, the court found that it was relevant for shareholders to have the dollar amount of the transaction because it could be a factor in weighing the degree of the conflict of interest. Here, there is no conflict of interest as Mr. Heilweil is not a trustee of the Registrant and does not have a say in approving the New Advisory Agreement. All of the trustees of the Registrant are independent trustees. The dollar amount Mr. Heilweil was paid is irrelevant when there is no conflict of interest. The court also looked at Item 22(c)(6) of Schedule 14A in determining that the proxy should have contained the dollar amount because it requires that registrants state the approximate amount to be received by a trustee in any transaction to which the investment adviser is a party. Item 22(a)(6) does not apply here because no trustee of the Registrant is receiving anything in the Transaction. The Registrant believes that the current disclosure stating that Mr. Heilweil will receive cash consideration is sufficient and has not revised the disclosure.

Comment 4. Please include an affirmative statement that the Board found no undue burden from the Transaction in the disclosures required by Section 15(f) of the 1940 Act and clarify how each of the 2 requirements are met.

Response. The Registrant has revised the disclosure as requested.

“The parties to the Transaction intend to rely on Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor whereby an owner (such as Mr. Heilweil) of an investment adviser (such as Spectrum) to an investment company (such as the Fund) may receive payment or benefit in connection with the sale of an interest in the investment adviser if two conditions are satisfied. The first condition is that during the three-year period following the Transaction, at least 75% of the investment company’s board must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor. The Board currently meets this requirement as all of the Trustees are independent and will continue to do so for the periods required. Second, no “unfair burden” can be imposed on the investment company as a result of the Transaction. An “unfair burden” includes: any arrangement during the two-year period after the Transaction where the investment adviser (or predecessor or successor adviser), or any of its “interested persons” (as defined in the 1940 Act), receive or is entitled to receive any compensation, directly or indirectly, (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company), or (ii) from the investment company or its shareholders (other than fees for bona fide investment advisory or other services). The Board determined that there was no “unfair burden” imposed as a result of the Transaction, and the Trust will ensure that this condition will continue to be satisfied for the required time period.”

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1 NextPoint Advisor, L.P. v. TICC Capital Corp., 2015 U.S. Dist. LEXIS 144126 (D. Conn. Oct. 23, 2015)

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Comment 5. Please add disclosure regarding the circumstances leading to the change in the Fund’s investment adviser.

Response. The Registrant has added the disclosure requested in the Section “The Advisory Agreements” as follows:

“Under the 1940 Act, the Board could have approved the New Advisory Agreement for an initial two-year term. At the Board Meeting, the Trustees considered the Transaction and the Advisory Agreements. In deciding the initial term of the New Advisory Agreement, the Trustees discussed their approval of the Current Advisory Agreement in February 2016 and noted the similarities between the Advisory Agreements and the investment process. The Trustees considered that, other than the effective dates and termination dates, the Advisory Agreements were identical. The Board also considered that it had been satisfied with Spectrum as the Fund’s adviser and Mr. Heilweil as the Fund’s portfolio manager and, therefore, wished to continue the relationship after the Transaction given that, in addition to the terms of the Agreements being the same, the Fund’s portfolio manager, investment strategy, risks, investment objective, investment restrictions and investment process would also remain the same under the New Advisory Agreement. Therefore, after review of the factors required in approving an investment adviser, which are described below in “Evaluation by the Board of Trustees”, the Board determined to approve the new adviser. Based on these considerations, the Board determined that the New Advisory Agreement should continue in effect for a period similar to that which the Current Advisory Agreement is in effect…”

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goin

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